Page 1 of  4  pages.
                                                                      ---



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Yes  X       No
             ---          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No   X
              ---         ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

               Item                             Filing/Distribution Date
-------------------------------------   ----------------------------------------
1. Immediate Report filed with
     the Tel-Aviv Stock Exchange                    December 26, 2002

                                     ITEM 1

                                                         Date: December 26, 2002

Messrs.                   Messrs.                         Messers.
Securities Authority      The Tel-Aviv                    Registrar of Companies
22 Kanfei Nesharim Str.   Stock Exchange                  97 Jaffa Str.
Jerusalem 95464           54 Echad Ha'am Str.             Jerusalem
---------------           Tel-Aviv                        ---------
                          --------


                              RE: IMMEDIATE REPORT
                                  ----------------

       As an additional step for coping with the recession in the PVC market during the last two years, to reduce the Company's debt liability and to increase the capital, the Company hereby reports that on December 26, 2002 the Board of Directors approved to execute a Private Placement of shares (the "Plan") to its controlling shareholder (ICC), to companies and additional parties in Israel and abroad.

       The inclusive amount of the above plan is US$10 million, of which US$5 million to the controlling shareholder.

       Execution of the Plan is subject to crystallizing arrangements with potential investors as well as to the approval of a General Meeting of shareholders and any other approval, required by law.

       The Plan is expected to be implemented within two months.


                                         Sincerely yours ,

                                         /s/ Yair Kohavi
                                         ---------------------------------------
                                         Yair Kohavi, Adv.
                                         Corporate Secretary



(*) - Translation from Hebrew

Contact:  Adv. Yair Kohavi, Corporate Secretary
          Tel: 972-4-9851497 / Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCHEMICAL INDUSTRIES (1952) LTD.



                                         By:           /s/ Yair Kohavi
                                              ----------------------------------
                                                       Yair Kohavi, Adv.
                                                      Corporate Secretary


Date: December 26, 2002